

May 28, 2014

Via E-mail
Roop Lakkaraju
Executive Vice President, Chief Financial Officer and Chief Operating Officer
Support.com, Inc.
900 Chesapeake Drive, 2nd Floor
Redwood City, CA 94063

> **Re: Support.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 7, 2014**
> **File No. 000-30901**

Dear Mr. Lakkaraju:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1.   In future filings, please consider expanding your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with the

termination of the Xfinity Signature Support program with Comcast and the implementation of the networking support bundle program with Comcast.

Notes to Consolidated Financial Statements

Note 6. Commitments and Contingencies, page 53

2.   We note your disclosure that on May 30, 2013, you received final court approval relating to the terms of a settlement of a class-action lawsuit filed against you on February 7, 2012. You disclose that under the terms of the settlement, you had offered a one-time cash payment, covered by your insurance provider, to qualified class-action members, along with a limited free subscription to one of your software products. We also note your disclosure in your Form 10-Q for the quarterly period ended June 30, 2012, that after you had entered into this settlement on June 18, 2012 and subject to court approval at the time, you had recorded a charge of $57,000 associated with the limited free software subscription in accordance with ASC 450. Please describe for us how you accounted for the one-time cash payment portion of the settlement at the time and the related insurance coverage. In this regard, please include in your response:

- The amount of the cash settlement.

- The income statement and balance sheet effects of your accounting treatment given to the settlement liability and insurance recovery in response to the June 18, 2012 settlement. Provide this for the quarterly and annual periods then ended through the date of final settlement. Tell us the related accounting guidance you used as a basis for your treatment.

- Whether all amounts related to the lawsuit were settled as of December 31, 2013, and, if not, the related remaining amounts and financial statement impact as of December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant